[LETTERHEAD OF US FEDERAL PROPERTIES TRUST, INC.]

VIA EDGAR AND FACSIMILE

Kevin Woody

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

September 30, 2010

Re:	US Federal Properties Trust, Inc. (the “Registrant”)
Registration Statement on Form S-11 (File No. 333-166799)

Dear Mr. Woody:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-166799), to 4:00 p.m., Eastern Time, on October 4, 2010, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

US FEDERAL PROPERTIES TRUST, INC.

By:	/s/ Richard D. Baier

Name:	Richard D. Baier
Title:	Chief Executive Officer

September 30, 2010

Kevin Woody

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	US Federal Properties Trust, Inc.
Registration Statement on Form S-11 (SEC File No. 333-166799)

Dear Mr. Woody:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of US Federal Properties Trust, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on October 4, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 22, 2010 (the “Preliminary Prospectus”):

No. of Copies
Institutions	1,329
Others	1,828
Total	3,157

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

DEUTSCHE BANK SECURITIES INC. UBS SECURITIES LLC

By:	DEUTSCHE BANK SECURITIES INC.

By	/s/ Eric Dobi
Eric Dobi
Managing Director

By	/s/ Reza Akhavi
Reza Akhavi
Director

By:	UBS SECURITIES LLC

By	/s/ Nishant Bakaya
Authorized Officer

By	/s/ Snehit Shetty
Authorized Officer

For themselves and as Representatives of the other Underwriters named in Schedule I of the Underwriting Agreement.